Exhibit 12.1
WORKIVA INC.

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year ended December 31,
	2017	2016	2015	2014	2013
Earnings
Loss before provision for income taxes	$(44,365)	$(43,953)	$(43,406)	$(41,122)	$(29,544)
Fixed charges	3,413	3,176	3,257	3,106	1,211
Total earnings as defined	$(40,952)	$(40,777)	$(40,149)	$(38,016)	$(28,333)

Fixed charges
Interest expense (1)	$1,844	$1,875	$2,025	$2,044	$366
Estimated interest component of rental expense (2)	1,569	1,301	1,232	1,062	845
Total fixed charges as defined	$3,413	$3,176	$3,257	$3,106	$1,211

Ratio of earnings to fixed charges	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$(44,365)	$(43,953)	$(43,406)	$(41,122)	$(29,544)

(1) Interest expense includes amortization expense for debt issuance costs.
(2) One-third of net rent expense is the portion deemed representative of the interest factor.